Exhibit 99.1
GRACELL BIOTECHNOLOGIES INC.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GRACELL BIOTECHNOLOGIES INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2021 AND JUNE 30, 2022
(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of December 31,	As of June 30,
		2021	2022
	Notes	RMB	RMB	US$
				(Note 2)
ASSETS
Current assets:
Cash and cash equivalents		1,829,006	1,535,118	229,187
Short-term investments		3,615	172,199	25,709
Prepayments and other current assets	3	52,459	31,993	4,776

Total current assets		1,885,080	1,739,310	259,672
Property, equipment and software	4	123,818	108,247	16,161
Operating lease right-of-use assets	5	29,652	22,174	3,310
Other non-current assets	6	21,587	29,450	4,397

TOTAL ASSETS		2,060,137	1,899,181	283,540

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other current liabilities (including accruals and other current liabilities of the consolidated VIEs without recourse to the Company of RMB35,685 and RMB51,633 as of December 31, 2021 and June 30, 2022, respectively)	7	69,120	92,978	13,881
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to the Company of RMB66,100 and RMB99,600 as of December 31, 2021 and June 30, 2022, respectively)	8	66,100	99,600	14,870
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIEs without recourse to the Company of RMB4,367 and RMB3,125 as of December 31, 2021 and June 30, 2022, respectively)	5	17,527	19,280	2,878
Amounts due to related parties	13	—	2,563	383
Current portion of long-term borrowings (including current portion of long-term borrowings of the consolidated VIEs without recourse to the Company of RMB 2,376 and RMB2,684 as of December 31, 2021 and June 30, 2022, respectively)	8	2,376	2,684	401

Total current liabilities		155,123	217,105	32,413
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIEs without recourse to the Company of RMB730 and Nil as of December 31, 2021 and June 30, 2022, respectively)	5	14,830	7,547	1,127
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to the Company of RMB54,349 and RMB52,962 as of December 31, 2021 and June 30, 2022, respectively)	8	54,349	52,962	7,907
Other non-current liabilities		8,464	7,764	1,159

TOTAL LIABILITIES		232,766	285,378	42,606

Commitments and contingencies	14

GRACELL BIOTECHNOLOGIES INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2021 AND JUNE 30, 2022 (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of December 31,	As of June 30,
		2021	2022
	Notes	RMB	RMB	US$
				(Note 2)
Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share; 500,000,000 and 500,000,000 shares authorized; 337,969,926 and 338,370,624 shares issued and outstanding as of December 31, 2021 and June 30, 2022 respectively;	9	223	223	33
Additional paid-in capital		2,902,856	2,918,585	435,733
Accumulated other comprehensive income/(loss)		(57,936)	17,655	2,636
Accumulated deficit		(1,017,772)	(1,322,660)	(197,468)

Total shareholders’ equity		1,827,371	1,613,803	240,934

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,060,137	1,899,181	283,540

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GRACELL BIOTECHNOLOGIES INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022
(All amounts in thousands, except for share and per share data, unless otherwise noted)

		For the six months ended June 30,
		2021	2022
	Notes	RMB	RMB	US$
				(Note 2)
Expenses
Research and development expenses		(130,700)	(238,895)	(35,666)
Administrative expenses		(62,182)	(66,656)	(9,951)

Loss from operations		(192,882)	(305,551)	(45,617)
Interest income		2,666	5,198	776
Interest expense		(2,647)	(3,082)	(460)
Other income		133	1,940	290
Foreign exchange gain (loss), net		(1,101)	(3,395)	(507)
Others, net		(53)	2	—

Loss before income tax		(193,884)	(304,888)	(45,518)
Income tax expense	11	—	—	—

Net loss		(193,884)	(304,888)	(45,518)
Accretion of convertible redeemable preferred shares to redemption value	12	(1,989)	—	—

Net loss attributable to Gracell Biotechnologies Inc.’s ordinary shareholders		(195,873)	(304,888)	(45,518)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax		(11,138)	75,591	11,285

Total comprehensive loss attributable to Gracell Biotechnologies Inc.’s ordinary shareholders		(207,011)	(229,297)	(34,233)

Weighted average number of ordinary shares used in per share calculation:
—Basic	12	320,415,223	338,244,214	338,244,214
—Diluted	12	320,415,223	338,244,214	338,244,214
Net loss per share attributable to Gracell Biotechnologies Inc.’s ordinary shareholders
—Basic	12	(0.61)	(0.90)	(0.13)
—Diluted	12	(0.61)	(0.90)	(0.13)
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GRACELL BIOTECHNOLOGIES INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR TH
E
 SIX MONTH
S
 ENDED JUNE 30, 2021 AND 2022
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary shares
	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive gain/(loss)	Accumulated deficit	Total shareholders’ equity/(deficit)
		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	99,044,776	68	—	(23,912)	(564,029)	(587,873)
Net loss	—	—	—	—	(193,884)	(193,884)
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	(1,989)	(1,989)
Share-based compensation	—	—	26,874	—	—	26,874
Conversion of preferred shares to ordinary shares upon the completion of initial public offering (“IPO”)	173,771,220	113	1,409,412	—	—	1,409,525
Issuance of ordinary shares upon IPO and over-allotment, net of issuance cost	63,250,000	41	1,431,316	—	—	1,431,357
Foreign currency translation adjustment	—	—	—	(11,138)	—	(11,138)

Balance as of June 30, 2021	336,065,996	222	2,867,602	(35,050)	(759,902)	2,072,872

	Ordinary shares
	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive gain/(loss)	Accumulated deficit	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	337,969,926	223	2,902,856	(57,936)	(1,017,772)	1,827,371
Net loss	—	—	—	—	(304,888)	(304,888)
Share-based compensation	—	—	15,598	—	—	15,598
Exercise of options and restricted share units	400,698	—	131	—	—	131
Foreign currency translation adjustment	—	—	—	75,591	—	75,591

Balance as of June 30, 2022	338,370,624	223	2,918,585	17,655	(1,322,660)	1,613,803

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GRACELL BIOTECHNOLOGIES INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended June 30,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Cash flows from operating activities:
Net loss	(193,884)	(304,888)	(45,518)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	19,849	33,859	5,055
Share-based compensation	26,874	15,598	2,329
Amortization of right-of use assets and interest of lease liabilities	6,666	9,147	1,365
Foreign exchange gain, net	1,101	3,395	507
Changes in operating assets and liabilities:
Prepayments and other current assets	(20,521)	19,704	2,941
Amounts due to related party	—	2,563	383
Accruals and other current liabilities	27,014	23,858	3,562
Other non-current assets	—	(46)	(7)
Lease liabilities	(5,808)	(7,200)	(1,075)
Other non-current liabilities	10,104	(700)	(104)

Net cash used in operating activities	(128,605)	(204,710)	(30,562)

Cash flows from investing activities:
Purchase of property, equipment and software	(23,906)	(24,597)	(3,672)
Investments in short-term investments	(5,000)	(238,605)	(35,623)
Proceeds from disposal of short-term investments	20,009	70,021	10,454

Net cash generated from (used in) investing activities	(8,897)	(193,181)	(28,841)

Cash flows from financing activities:
Proceeds from initial public offering and over-allotment, net of underwriting discounts and commissions	1,448,959	—	—
Proceeds from exercise of options and restricted share units	—	131	20
Proceeds from bank borrowings	21,233	49,600	7,405
Repayments of bank borrowings	(10,405)	(17,179)	(2,565)
Payment of “at the market offering” costs	—	(744)	(111)
Payment of initial public offering costs	(14,458)	—	—

Net cash generated from financing activities	1,445,329	31,808	4,749
Effect of exchange rate on cash and cash equivalents	(12,238)	72,195	10,778

Net increase (decrease) cash and cash equivalents	1,295,589	(293,888)	(43,876)
Cash and cash equivalents at the beginning of year	754,308	1,829,006	273,063

Cash and cash equivalents at the end of the period	2,049,897	1,535,118	229,187

Supplemental cashflow disclosures:
Interest paid	2,647	3,082	460
Non-cash activities:
Accretion of convertible redeemable preferred shares to redemption value	1,989	—	—
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)
1. ORGANIZATION AND BASIS OF PRESENTATION
(a) Nature of operations
Gracell Biotechnologies Inc. (the “Company”), an exempted company with limited liability, was incorporated in Cayman Islands on May 22, 2018. The Company, through its consolidated subsidiaries and variable interest entity (“VIE”) (collectively referred to as the “Group”) engaged primarily in the business of discovering and developing cell therapies to resolve industry challenges and fulfill unmet medical needs in the treatment of cancer (collectively referred to as the “Gracell Business”). The Group’s principal operation and geographic market is in the People’s Republic of China (“PRC”).
(b) Reorganization
The Group carried out its principal business in the People’s Republic of China (the “PRC”) since May 22, 2017 mainly through Gracell Biotechnologies (Shanghai) Co., Ltd. (“Gracell Biotechnologies” or the “VIE”) in the PRC. In connection with the Company’s initial public offering on the overseas capital market and facilitate offshore financing, the Group underwent a reorganization through which Gracell Biotechnologies (HK) Limited and Gracell Bioscience (Shanghai) Co., Ltd., (the “WFOE”), were established. The Company then entered into a series of contractual arrangements among the WFOE, the VIE and the VIE’s shareholders in January 2019 and the VIE’s shareholders swapped their shares in the VIE for shares in the Company to establish the Company as the ultimate holding company and the VIE became the variable interest entity of the Group (“Reorganization”).
As of June 30, 2022, the Company’s principal subsidiaries, VIE and VIE’s subsidiary are as follows:

	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries
Gracell Biotechnologies Holdings Limited (“Gracell BVI”)	May 22, 2018	British Virgin Islands	100%	Investment holding
Gracell Biotechnologies (HK) Limited (“Gracell HK”)	June 7, 2018	Hong Kong	100%	Investment holding
Gracell Bioscience (Shanghai) Co., Ltd.	August 24, 2018	The PRC	100%	Research and development of innovative medicines
Gracell Biopharmaceuticals, Inc.	February 11, 2020	The United States of America	100%	Research and development of innovative medicines
Gracell Biomedicine (Shanghai) Co., Ltd.	August 19, 2020	The PRC	100%	Research and development of innovative medicines
Hainan Gracell Biomedicine Co., Ltd.	June 25, 2021	The PRC	100%	Research and development of innovative medicines
Suzhou Gracell Bioscience Co., Ltd.	July 12, 2021	The PRC	100%	Research and development of innovative medicines
VIE
Gracell Biotechnologies (Shanghai) Co., Ltd.	May 22, 2017	The PRC	—	Research and development of innovative medicines
VIE’s subsidiary
Suzhou Gracell Biotechnologies Co., Ltd. (“Suzhou Gracell”)	April 23, 2018	The PRC	—	Research and development of innovative medicines
On January 12, 2021, the Company completed its Initial Public Offering and became listed on the Nasdaq Global Selected Market (see Note 9 for details).

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

(c) Basis of Presentation for the Reorganization
The Reorganization consists of transferring the Gracell Business to the Group, which is controlled by William Wei Cao (the “Founder”) immediately before and after the Reorganization. The Reorganization was a recapitalization with no substantial changes in the shareholding of the Company. Accordingly, the Reorganization is accounted for as a transaction under common control. Therefore, the accompanying consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows of the Gracell Business for the periods presented and are prepared on a carryover basis as if the corporate structure of the Group after the Reorganization had been in existence throughout the periods presented. Accordingly, the effect of the ordinary shares and the preferred shares issued by the Company pursuant to the Reorganization have been presented retrospectively as of the beginning of the earliest period presented on the consolidated financial statements or the original issue date, whichever is later, as if such shares were issued by the Company when the Group issued such interests.
(d) Contractual agreements with the VIE
The Group operates certain of its businesses in the PRC through its VIE, whose equity interests are ultimately held by the Founder and other shareholders of the Group through the VIE’s nominee shareholder. The Company consolidates VIE by entering into a series of contractual arrangements with the VIE’s legal shareholder who is also referred to as nominee shareholder. The nominee shareholder is the legal owner of the VIE. However, the rights of the nominee shareholder have been transferred to the Group through the contractual arrangements.
The contractual arrangements signed with the VIE are the voting rights proxy agreement, call option agreement, technology consultation and service agreement, business cooperation agreement and equity pledge agreement. The Company’s management concluded that the Company, through the contractual arrangements, has the power to direct the activities that most significantly impact the VIE’s economic performance and bears the risks of and enjoys the rewards normally associated with ownership of the VIE. Therefore, the Company is the ultimate primary beneficiary of the VIE. As such, the Company consolidates the financial statements of the VIE and its subsidiary, and the financial results of the VIE were included in the Group’s consolidated financial statements in accordance with the basis of presentation as stated in Note 2.
The following is a summary of the principal terms of the contractual agreements entered into by and among the WFOE, the VIE and the nominee shareholders of the VIE are described below:
Voting rights proxy agreement
The WFOE, the Group’s VIE and the nominee shareholders of the VIE have entered into an voting rights proxy agreement, pursuant to which the nominee shareholders of the Group’s VIE irrevocably appointed the WFOE or its designated persons as their attorney-in-fact
to exercise all of their rights as a shareholder of the VIE, including, but not limited to, propose to hold a shareholders’ meeting, exercise all shareholder’s voting rights with respect to all matters to be discussed and voted in the shareholders’ meeting including but not limited to designate and appoint the director, the chief executive officer and other senior management members of the VIE and exercise other voting rights the shareholders are entitled to.

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

(d) Contractual agreements with the VIE (Continued)

Voting rights proxy agreement (Continued)

The agreement will remain in force for twenty (20) years and can be extended only if the WFOE gives its written notice of the extension of this agreement before the expiration of this agreement and the other parties shall agree with this extension without reserve.
Call option agreement
The WFOE, the Group’s VIE and the nominee shareholders of the VIE have entered into a call option agreement, pursuant to which the shareholders of the VIE irrevocably granted the WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in the VIE and the purchase price shall be the lowest price permitted by applicable PRC law. The shareholders undertake that, without the prior written consent of the WFOE, they shall not sell, transfer, mortgage or otherwise dispose of its equity interests in the VIE or allow the encumbrance thereon of any security interest, increase or decrease the registered capital of the VIE, appoint or replace any directors of the VIE, sell, transfer, mortgage or dispose of the VIE’s assets or beneficial interest in the business or revenues, conduct any merger, acquisition or investments, declare or distribution any dividend; change or amend articles of association or incur any debts or guarantee liabilities. The exclusive option agreement will remain effective until all equity interests in the VIE are transferred or assigned to the WFOE or its designated representative(s).
Technology consultation and service agreement
The WFOE and the VIE entered into a technology consultation and service agreement under which the VIE engages the WFOE as its exclusive consultant and provider of fund, human, technology and intellectual properties services and technical support, consulting services and other commercial services on exclusive basis in relation to the principal business. The WFOE has exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising out of or created during the performance of this agreement. During the term of the agreement, the VIE may not enter into any agreement with third parties for the provision of identical or similar service without prior consent of the WFOE. In exchange, the VIE agrees to pay an annual service fee to the WFOE and such fee is determined by the WFOE based on its services provided including various factors such as the WFOE’s incurred technology support and consulting services fees, performance data and the VIE’s revenues. The agreement will remain in force for twenty (20) years and can be extended with the WFOE’s written notice of the extension before the expiration of this agreement and the VIE shall agree with this extension without reserve.
Business cooperation agreement
Under the business cooperation agreement entered between the VIE and the WFOE, the WFOE has the exclusive right to provide to the VIE technology support, consulting services and other commercial services including market analysis and consultation, products research and development, training and operation management consultation services. The VIE can’t sell, dispose, pledge the intellectual property rights created by the performance of this agreement which should be exclusively owned by the WFOE. In exchange, the VIE agrees to pay a monthly service fee to the WFOE based on the services provided including various factors such as WFOE’s incurred technology support and consulting services fees, performance data and the VIE’s profit. The agreement shall maintain effective unless terminated under applicable PRC laws and regulations.

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

(d) Contractual agreements with the VIE (Continued)

Equity Pledge Agreement
Pursuant to the share pledge agreement entered between the VIE and its shareholders and the WFOE, the shareholders of the VIE have to pledge all of their equity interests in the VIE to the WFOE to guarantee the performance by the VIE and its shareholders’ performance of their respective obligations under the call option agreement, technology consultation and service agreement, business cooperation agreement and voting rights proxy agreement. If the VIE and/or its shareholders breach their contractual obligations under those agreements, the WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of the VIE also undertakes that, during the term of the equity pledge agreements, they shall not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreement, the WFOE has the right to receive all of the dividends and profits distributed on the pledged equity interests. The pledge will remain binding until the VIE and their shareholders discharge all their obligations under the contractual arrangements.
Spouse Consent Letter
On January 3, 2019, the spouse of the Founder, unconditionally and irrevocably agreed that the equity interest in the VIE held by the Founder will be disposed of pursuant to the equity pledge agreement, the voting rights proxy agreement and the call option agreement. The spouse agreed not to make any assertions in connection with the equity interest in the VIE held by the Founder.
Risks in relation to the VIE structure
A significant part of the Group’s business is conducted through the VIE of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of the management, the contractual arrangements with the VIE and the nominee shareholder are in compliance with PRC laws and regulations and is legally binding and enforceable. Nominee shareholders indicate that they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if nominee shareholders of the VIE was to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.
It is possible that the Group’s operation of certain of its operations and businesses through the VIE could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and replaces three laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all
clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether the Group’s corporate structure will be seen as violating the foreign investment rules as the Group are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. If the Group fails to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group’s current corporate structure, corporate governance and business operations could be materially and adversely affected.

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

(d) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

If the Group’s corporate structure or the contractual arrangements with the VIE were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on the Group’s operation through any transactions between the PRC subsidiary and the VIE;

•	imposing fines, confiscating the income from the PRC subsidiary or the VIE, or imposing other requirements with which the VIE may not be able to comply;

•
requiring the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect the Group’s ability to consolidate, derive economic interests from the VIE;

•	restricting or prohibiting the Group’s use of the proceeds of the public offering to finance the Group’s business and operations in China; or

•	taking other regulatory or enforcement actions that could be harmful to the Group’s business.
The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or derive economic interests from the VIE, which may result in deconsolidation of the VIE in the Group’s consolidated financial statements. In the opinion of the management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group believes that the contractual arrangements among each of the VIE, their respective shareholders and relevant wholly foreign owned enterprise are in compliance with PRC law and are legally enforceable. The Group’s operations depend on the VIE to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The Company’s management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under the PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIE or the nominee shareholders of the VIE fail to perform their obligations under those arrangements.
The contractual arrangements cannot be unilaterally terminated. Management concluded that the Company, through the WFOE and the contractual arrangements, has the power to direct the activities that most significantly impact the VIE’s economic performance, bears the risks and enjoys the rewards normally associated with ownership of the VIE, receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from the VIE as if it was their sole shareholder and therefore the Company is the ultimate primary beneficiary of the VIE. As such, the Group consolidates the financial results of the VIE which are prepared in accordance with the basis of presentation as stated in Note 2 below.

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

(d) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

The following financial information of the Group’s VIE and the VIE’s subsidiary as of December 31, 2021 and June 30, 2022 and for the six months ended June 30, 2021 and 2022 is included in the accompanying condensed consolidated financial statements of the Group as follows:

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	122,220	133,069	19,867
Short-term investments	3,615	3,594	537
Amounts due from Group companies	65,705	65,705	9,809
Prepayments and other current assets	40,968	12,556	1,875

Total current assets	232,508	214,924	32,088
Property, equipment and software	60,944	44,638	6,664
Operating lease, right-of-use assets	4,827	2,356	352
Other non-current assets	7,983	8,236	1,230

TOTAL ASSETS	306,262	270,154	40,334

LIABILITIES
Current liabilities:
Amounts due to related parties	486,794	538,361	80,375
Short-term borrowings	66,100	99,600	14,870
Operating lease liabilities, current	4,367	3,125	466
Current portion of long-term borrowings	2,376	2,684	400
Accruals and other current liabilities	35,685	51,633	7,709

Total current liabilities	595,322	695,403	103,820
Long-term borrowings	54,349	52,962	7,907
Amounts due to Group companies	59,500	59,500	8,883
Operating lease liabilities, non-current	730	—	—

TOTAL LIABILITIES	709,901	807,865	120,610

	For the six months ended June 30,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Net loss	(103,897)	(134,070)	(20,016)

	For the six months ended June 30,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Net cash used in operating activities	(80,625)	(68,293)	(10,196)
Net cash generated from (used in) investing activities	7,851	(4,847)	(724)
Net cash generated from financing activities	63,429	83,988	12,539

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

(d) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

The Company’s involvement with the VIE is through the contractual arrangements disclosed in Note 1. All recognized assets held by the VIE are disclosed in the table above.
In accordance with various contractual agreements, the Company has the power to direct the activities of the VIE and can have assets transferred out of the VIE. Therefore, the Company considers that there are no assets in the respective VIE that can be used only to settle obligations of the respective VIE, except for the registered capital of the VIE. As the respective VIE is incorporated as limited liability company under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIE. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. As the Group is conducting certain businesses in the PRC through the VIE, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss. There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.
The Company’s ability to operate or derive economic interests from the VIE also depends on the voting rights proxy and the effect of the share pledge under the Equity Pledge Agreement and the WFOE has to vote on all matters requiring shareholders’ approval in the VIE. As noted above, the Company believes this voting right proxy is legally enforceable but may not be as effective as direct equity ownership.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The interim unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.
The comparative
year-end
condensed balance sheet data was derived from the annual audited consolidated financial statements but is condensed to the same degree as the interim condensed balance sheet data.
The interim unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users have read or have access to the annual audited consolidated financial statements for the preceding fiscal year.
Principal accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.
Principles of Consolidation
The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, and the VIE have been eliminated upon consolidation.
A subsidiary is an entity in which the Company, directly or indirectly: (1) controls more than one half of the voting power; (2) has the power to appoint or remove the majority of the members of the board of directors; (3) casts a majority of votes at the meeting of the board of directors; or (4) governs the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of Consolidation (continued)

The Company applies the guidance codified in Accounting Standard Codification (“ASC”) 810, Consolidations, which contains guidance of accounting for VIEs. The guidance requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.
Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, the useful lives and impairment of long-lived assets, deferred tax valuation allowance, share-based compensation expenses. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.
Foreign currency translation
The Group uses Chinese Renminbi (“RMB”) as its reporting currency. The United States Dollar (“US$”) is the functional currency of the Group’s entities incorporated in the Cayman Islands, British Virgin Islands, United States of America and Hong Kong, the RMB is the functional currency of the Company’s PRC subsidiaries.
Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date.
Non-monetary
items that are measured in terms of historical cost in foreign currency are re-measured
using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive loss.
The consolidated financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses are translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are reflected in the accumulated other comprehensive income.
Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from RMB into US$ as of and for the 6 months ended June 30, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.6981, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2022, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.
Cash and cash equivalents
Cash and cash equivalents primarily consist of cash and demand deposits which are highly liquid. The Group considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.
Short-term investments
Short-term investments are deposits at bank with maturities of greater than three months, but less than twelve months. Short-term investments are stated at cost, which approximates fair value. Interest earned is included in interest income.

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements
The Group applies ASC 820,
Fair Value Measurements and Disclosures
. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Includes other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.
ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
The Group does not have any
non-financial
assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The carrying amounts of cash and cash equivalent, short-term investments, other current assets, accrued liabilities and other current liabilities and short-term borrowings approximate their fair values because of their generally short maturities.
Property, equipment and software
Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Estimated Useful Life
Machinery and laboratory equipment	5-10 years
Vehicles	4 years
Furniture and tools	3-5 years
Electronic equipment	3 years
Computer software	3-5 years
Leasehold improvements	Lesser of lease terms or estimated useful lives of the assets
Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property, equipment and software are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation and amortization from the asset and accumulated depreciation and amortization accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of long-lived assets
The Group evaluates the recoverability of its long-lived assets, including fixed assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets is the new cost basis and is depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.
No impairment loss was recorded for the six months ended June 30, 2021 and 2022.
Segment reporting
In accordance with ASC 280,
Segment Reporting
, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Group’s CODM reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages it business as a single segment. The Group does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Hence, the Group has only one operating segment and one reportable segment. No geographical segments are presented as substantially all of the Group’s long-lived assets are located in the PRC.
Research and development expenses
Elements of research and development expenses primarily include (1) payroll and other related costs of personnel engaged in research and development activities, (2) costs related to pre-clinical
testing of the Group’s technologies under development and clinical trials such as payments to contract research organizations (“CRO”) and contract manufacturing organizations (“CMO”), investigators and clinical trial sites that conduct the clinical studies; (3) costs to develop the product candidates, including raw materials and supplies, product testing, depreciation and amortization, and facility related expenses, (4) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to the Group’s research and development services and have no alternative future uses in accordance with ASC 730,
Research and Development
. As of December 31, 2021, the Group has several ongoing clinical studies in various clinical trial stages. The contracts with CRO and CMO are generally cancellable, with notice, at the Group’s option. The Group did not record any accrued expenses related to cancellation of CRO or CMO contracts as of December 31, 2021 as the Group did not have any plan to cancel the existing CRO or CMO contracts.
Government subsidies
Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the governments. The Group’s PRC based subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has set certain conditions for the subsidies. Other subsidies are the subsidies that the local government has not set any conditions and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. For the six months ended June 30, 2021 and 2022, no specific subsidies were received by the Group. Other subsidies of RMB88 and RMB1,798 for the six months ended June 30, 2021 and 2022, respectively, are recognized as other income upon receipt as further performance by the Group is not required.

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases
The Group adopted ASC 842, Leases, on January 1, 2021.
Leases are classified at the inception date as either a finance lease or an operating lease. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases.
Under ASC 842, at the commencement date, a lessee should recognize a financing liability equal to the present value of future lease payments and a right to use (“ROU”) asset. The expense recognition is consistent with the expense recognition under the existing lease guidance, wherein rental payments are expensed on a straight-line basis over their respective lease terms. The Group leases certain office space under non-cancelable
operating lease agreements. Certain lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the leased property for purpose of recognizing lease expense on straight-line basis over the term of the lease.
The Group, as an emerging growth company, elected to early adopt the standard for annual reporting period beginning January 1, 2021, utilizing the modified retrospective transition method. The Group has recorded lease assets and liabilities of approximately RMB24.5 million on its consolidated balance sheet on January 1, 2021, with no material impact to its consolidated statements of comprehensive loss and consolidated statements of cash flows.
After the initial adoption of ASC 842 on January 1, 2021, lease liability is measured at the present value of future base rent over the remaining lease terms discounted at 5%, which represents the incremental borrowing rate on January 1, 2021 for a 72 months loan term in China. ROU asset is measured as the initially recognized ROU asset less the difference between (a) cumulative straight-line expense recognized after January 1, 2021 and (b) cumulative accretion of the lease liability under the effective interest rate method after January 1,
2021.

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive loss
Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive loss of the Group includes foreign currency translation adjustments.
Income taxes
The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.
The Group evaluates its uncertain tax positions using the provisions of ASC 740, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the consolidated financial statements.
The Group recognizes in the consolidated financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is the Group’s policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense.
Borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of comprehensive loss over the period of the borrowings using the effective interest method.

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Share-based compensation

The Company grants share-based awards to eligible employees and consultants and accounts for share-based compensation in accordance with ASC 718,
Compensation—Stock Compensation
.
The Company follows ASC 718 to determine whether a share-based award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees, management and nonemployees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using the binomial option pricing model.
Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at the grant date if no vesting conditions are required; or (b) for share-based awards granted with only service conditions, using the straight-line method, over the vesting period; or (c) for share-based awards granted with service conditions and the occurrence of an IPO as performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO, using the graded vesting method.
Net loss per share
In accordance with ASC 260,
Earnings Per Share
, basic net loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class
method. Under the
two-class
method, net loss is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s convertible redeemable preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the conversion of the convertible redeemable preferred shares using the if-converted
method, and ordinary shares issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects are anti-dilutive. For the periods presented herein, the computation of basic net loss per share using the two-class
method is not applicable as the Group is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Group.
Employee defined contribution plan
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB6.7 million and RMB10.2 million for the six months ended June 30, 2021 and 2022, respectively.

F-1
9

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of risks
Concentration of credit risk
As of December 31, 2021 and June 30, 2022, the aggregate amount of cash and cash equivalents and short-term investments of RMB1,822,364 and RMB1,648,523 respectively, were held at major financial institutions located in the mainland of China, and RMB10,257 and RMB58,794, respectively, were deposited with major financial institutions located outside the mainland of China. These financial institutions are of high credit quality and management continually monitors the credit worthiness of these financial institutions.
Business and economic risk
The Group believes that changes in any of the following areas could have a material adverse effect on the Group’s future consolidated financial position, results of operations or cash flows, changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with the Group’s ability to attract employees necessary to support its growth. The Group’s operations could also be adversely affected by significant political, regulatory, economic and social uncertainties in the PRC.
Foreign currency exchange rate risk
A significant portion of the Group’s businesses are transacted in RMB, which is not a freely convertible currency. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.
From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was appreciation of approximately 5.3% in the six months ended June 30, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.
Recently issued accounting pronouncements
The Group qualifies as an “emerging growth company”, or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. The Group adopts the following standards based on extended transition period provided to private companies or early adopts as necessary as permitted by the respective standards.

F-
20

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting pronouncements (Continued)
New and amended standards not yet adopted by the Group
In June 2016, the FASB issued ASU
No. 2016-13,
Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU
2016-13”).
ASU
2016-13
is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2019, the FASB issued ASU
2019-10,
which extends the adoption date for certain registrants. The amendments in ASU
2016-13
are effective for fiscal years beginning after December 15, 2023, including interim periods within fiscal years beginning after December 15, 2023 for the Group. The Group does not plan to early adopt ASU
2016-13
and is currently in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.
In December 2019, the FASB issued ASU
2019-12,
Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The update is effective in fiscal years beginning after December 15, 2022, and interim periods therein, and early adoption is permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. The Group does not plan to early adopt ASU
2019-12
and is currently evaluating the impact on its financial statements of adopting this guidance.

F-2

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. PREPAYMENTS AND OTHER CURRENT ASSETS
Prepayments and other current assets consist of the
following:

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Deductible value-added tax input	40,690	9,871	1,474
Prepayments for CRO and other services	4,614	7,465	1,115
Deferred expenses	531	6,263	935
Prepayment for raw materials	2,335	4,468	667
Deposits	4,083	3,352	500
Others	206	574	85

	52,459	31,993	4,776

4. PROPERTY, EQUIPMENT AND SOFTWARE
Property, equipment and software consist of the
following:

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Machinery and laboratory equipment	100,693	108,226	16,158
Leasehold improvements	85,177	97,303	14,527
Construction in progress	5,149	159	24
Vehicles	1,066	1,066	159
Others	6,528	10,147	1,515

Total property, equipment and software	198,613	216,901	32,383
Less: accumulated depreciation and amortization	(74,795)	(108,654)	(16,222)

Property, equipment and software, net	123,818	108,247	16,161

Depreciation and amortization expenses recognized for
 the
six months ended June 30, 2021 and 2022 were RMB 19,849 and RMB 33,859, respectively.
5. LEASES
As of June 30, 2022, the Company has operating leases recorded on its balance sheet for certain office spaces and facilities that expire on various dates through 2024. The Group does not plan to cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Group’s leases qualify as operating leases.

Information related to operating leases as of December 31, 2021 and as of June 30, 2022 is as follows.

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Assets
Operating lease right-of-use assets	29,652	22,174	3,310
Liabilities
Operating lease liabilities, current	17,527	19,280	2,878
Operating lease liabilities, non-current	14,830	7,547	1,127

	32,357	26,827	4,005

F-2

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

5. LEASES (CONTINUED)

Future minimum payments under
non-cancelable
operating leases with initial terms in excess of one year consist of the following as of June 30,
2022:

	RMB	US$
		(Note 2)
For the years ending:
2022	11,515	1,719
2023	14,035	2,095
2024	2,055	307
2025	—	—
2026 and thereafter	—	—

Total undiscounted lease payments	27,605	4,121
Less: imputed interest	(778)	(116)

Total lease liabilities	26,827	4,005

The below table summarizes lease costs and other information for the six months ended June 30, 2022:

	For the six months ended June 30,
	2022
	RMB	US$
		(Note 2)
Lease cost
Operating lease cost	9,147	1,365
Short-term lease cost	534	80

Total lease cost	9,681	1,445

Other information
Cash paid for amounts included in the measurement of lease liabilities	7,200	1,075
Right-of-use assets obtained in exchange for new operating lease liabilities	1,010	151
Weighted-average remaining lease term	1.47 years	1.47 years
Weighted-average discount rate	5.0%	5.0%
For the six months ended June 30, 2021 and 2022, the Company did not have variable lease cost or sublease income.

F-2

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

6. OTHER
NON-CURRENT
ASSETS
Other
non-current
assets consist of the
following:

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Prepayments for property, equipment and software	19,968	26,278	3,923
Long-term deposit s	1,619	2,428	363
Others	—	744	111

	21,587	29,450	4,397

7. ACCRUALS AND OTHER CURRENT LIABILITIES
Accruals and other current liabilities consist of the
following:

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Accrued external research and development related expenses	36,389	57,436	8,575
Salary and welfare payables	20,909	19,950	2,978
Professional service fees	5,161	6,256	934
Deferred income for reimbursement of the expenses related to the establishment of the ADS facility	2,902	2,902	433
Others	3,759	6,434	961

	69,120	92,978	13,881

F-2

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. BORROWINGS

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Current
Short-term borrowings:
Bank loans	66,100	99,600	14,870
Current portion of long-term borrowings	2,376	2,684	401

Total current borrowings	68,476	102,284	15,271

Non-Current
Long-term borrowings:
Bank loans	54,349	52,962	7,907

Total non-current borrowings	54,349	52,962	7,907

Total borrowings	122,825	155,246	23,178

Short-term borrowings
In June 2021, Suzhou Gracell entered into the first loan agreement of the year with China Construction Bank, under which Suzhou Gracell borrowed an aggregate principal amount of RMB6.1 million in the form of a term loan for 12 months. Interest on the outstanding balance accrues at a fixed annual rate equal to the one-year
loan prime rate plus 0.45%. Suzhou Gracell
was
required to make interest payments on the loan on a monthly basis and repay principal at the end of the loan term.
The loan was paid back to the bank during the first half of 2022.
In July 2021, Suzhou Gracell entered into another loan agreement with China Construction Bank, under which Suzhou Gracell borrowed RMB5.0 million for a term of 12 months at an
interest rate equal to the
one-year
loan prime rate plus 0.45%. In August 2021, Suzhou Gracell entered into the third loan agreement with China Construction Bank, under which Suzhou Gracell borrowed additional RMB5.0 million for a term of 12 months at an interest rate equal to the one-year
loan prime rate plus 0.45%. In November 2021, Suzhou Gracell entered into the fourth loan agreement with China Construction Bank, under which Suzhou Gracell borrowed
additional RMB5.0 million for a term of 12 months at an interest rate equal to the one-year
loan prime rate plus 0.45%. In December 2021, Suzhou Gracell entered into the Fifth loan agreement with China Construction Bank, under which Suzhou Gracell borrowed additional RMB5.0 million for a term of 12 months at a fixed annual rate equal to the one-year
loan prime rate plus 0.45%.
Other than the interest rate, these loan agreements with China Construction Bank have substantially the same terms and conditions. The effective interest rate of these borrowing
s
is 4.30% per annum.
In March 2021, Suzhou Gracell entered into a loan agreement with China CITIC Bank, under which Suzhou Gracell borrowed a principal amount of RMB10.0 million in the form of a term loan for 12 months. Interest on the outstanding loan balance accrues at a fixed annual rate equal to the one-year
loan prime rate. Suzhou Gracell
was
required to make interest payments on the loan monthly and repay principal at the end of the loan term. The loan was paid back to the bank during the first half of
2022.
In October and November 2021, Suzhou Gracell entered into two loan agreements with Hangzhou Bank. Under the agreements, Suzhou Gracell borrowed principal amounts of RMB10.0 million and RMB20.0 million in the form of two term loans for 12 months. Interest on the outstanding loan balance accrues at a fixed annual rate equal to the one-year
loan prime rate plus 0.50%. The effective interest rate of these borrowings is 4.35% per annum. Suzhou Gracell is required to make interest payments on the loan monthly and repay principal at the end of the loan term.

F-2

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. BORROWINGS (CONTINUED)
Short-term borrowings (Continued)

In March 2022, Suzhou Gracell entered into loan agreements with Hangzhou Bank, under which Suzhou Gracell borrowed an aggregate princip
a
l amount of RMB20.0 million in the form of term loans for 12 months. Interest on the outstanding loan balance accrues at a fixed annual rate equal to the one-year
loan prime rate plus 0.65%. The effective interest rate
s
of these borrowings are 4.35% per annum.
In March 2022, Suzhou Gracell entered into a loan agreement with China Industrial Bank Co. Ltd, under which Suzhou Gracell borrowed a princip
a
l amount of RMB9.90 million in the form of a term loan for 12 months. The effective interest rate of this borrowing is 4.30% per annum.
In June 2022, Suzhou Gracell entered into loan agreements with China Industrial Bank Co. Ltd, under which Suzhou Gracell borrowed principal amounts of RMB9.80 and RMB9.90 million in the form of term loans for 12 months. The effective interest rates of these borrowings are 4.30% per annum.
Long-term borrowings
In January 2020, Suzhou Gracell entered into a loan agreement with Bank of China, under which Suzhou Gracell obtained a term loan facility of RMB69.0 million for a term of 72 months commencing from the first drawdown date. Interest on the outstanding loan balance accrues at a variable annual rate equal to the five-year loan prime rate plus 0.2%. Suzhou Gracell is required to make interest payments on the loan on a semi-annual basis and payments of principal according to the agreed repayment schedule which will commence from the end of the 42nd month after the first drawdown date. Suzhou Gracell borrowed an aggregate principal amount of RMB44.28 million within the facility limit as of June 30, 2021. The effective interest rate of these borrowings is 4.85% to 5.00% per annum.
In July 2020, Suzhou Gracell entered into a loan agreement with China Merchants Bank, under which Suzhou Gracell obtained a term loan facility of RMB29.0 million for a term of 60 months commencing from June 2, 2020 and ending on June 1, 2025. During the term, Suzhou Gracell may make multiple drawdowns within the facility limit. Interest on the outstanding loan balance accrues quarterly at a variable annual rate equal to the one-year
loan prime rate plus 1%. Suzhou Gracell is required to make payments of principal and interest on the loan on a semi-annual basis unless otherwise agreed by the parties. Suzhou Gracell borrowed an aggregate principal amount of RMB13.87 million within the facility limit and repaid RMB2.50 million as of June 30, 2022. The effective interest rate of these borrowing is 4.85% per annum.

F-2

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. ORDINARY SHARES
As of December 31, 2019 and 2020, 500,000,000 ordinary shares with a par value of $0.0001 had been authorized by the Company. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company. In 2017, the VIE issued 9,800,000 ordinary shares to William Wei Cao with total consideration of RMB2,150 and 208,955 ordinary shares to Shanghai Guidance Capital Ltd. (“Shanghai Zhaoheng”) and Suzhou Tonghe Venture Investment Partnership II (L.P.) (“Tonghe II”) for a total consideration of RMB200. On January 3, 2019, the VIE repurchased 104,478 shares of ordinary shares held by Shanghai Zhaoheng. As part of the Reorganization in January 2019, the former ordinary shares were exchanged for ordinary shares of the Company on a 1:10 basis. On March 6, 2020, 1,044,776 ordinary shares of the Company was transferred from Tonghe II to OrbiMed Asia Partners III, L.P., King Star Med LP, LAV Granite Limited, LAV Biosciences Fund V, L.P., Victory Treasure Limited and OrbiMed Asia Partners III, L.P. On October 14, 2020, William Cao Wei transferred 5,910,000 ordinary shares of the Company to Michelia Figo Holding Limited with an aggregate consideration of US$1.00 per share.
On January 12, 2021, the Company completed its IPO. At the closing of its IPO, the Company issued 11,000,000 American depositary shares (“ADSs”) at public offering price of US$19.00 per ADS. The number of ADSs issued at closing included the exercise in full of the underwriters’ option to purchase 1,650,000 additional ADSs from the Company. The aggregate gross proceeds from the IPO were approximately US$240 million, before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. Each ADS represents 5 ordinary shares of the Company. Upon the completion of the IPO, the Company’s then outstanding 31,343,284 Series A Preferred Shares, 21,735,721 Series
B-1
Preferred Shares, 59,327,653
Series B-2 Preferred
Shares and 61,364,562 Series C Preferred Shares were converted into 31,343,284, 21,735,721, 59,327,653 and 61,364,562 ordinary shares, respectively.
As of June 30, 2022, 338,370,624 shares of ordinary shares were issued and outstanding.

F-2

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. SHARE-BASED COMPENSATION
(a) Employee Stock Option Plan
On August 8, 2017, the Company adopted the 2017 Employee Stock Option Plan (“PRC Plan” or “2017 Plan”), which was replaced by the Amended and Restated 2017 Employee Stock Option Plan (“Global Plan”) on April 15, 2019 to reserve a pool of 4,388,060 shares of the Company’s ordinary shares to be granted to the officers, directors, employees and consultants of the Company as part of the Reorganization. The replacement of PRC Plan with Global Plan and revocation of the original 2017 Plan are viewed as having no accounting impacts as the 2017 Plan has remained effective throughout and there’s essentially no change but merely just to change the form of the plan due to the Reorganization. In July 2020, the Company adopted the Second Amended and Restated Employee Stock Option Plan (“the Second Global Plan”) and increased the maximum number of shares issuable to 7,388,060. In October 2020, the Company adopted the Third Amended and Restated Employee Stock Option Plan (“the Third Global Plan”) and increased the maximum number of shares issuable to 10,216,234. The terms of the Second Global Plan and the Third Global Plan are substantially the same other than the maximum aggregate number of shares the Company may issue under the respective plan.
Share options granted will be exercisable upon the Company completes a listing and the grantee renders service to the Company in accordance with a stipulated service. Grantees are generally subject to a four-year vesting schedule, under which the shares vest in four equal instalments over the four years. The share option, to the extent then vested, shall become exercisable only upon the earlier of (i) a listing, or (ii) a sale of all or substantially all of the issued share capital of the Company, or (iii) a sale by the Company of all or substantially all of its assets (but excluding any internal reorganization).
Prior to the Company completes a listing, all share options granted to a grantee shall be forfeited at the time the grantee terminates his service with the Group. After the Company completes a listing, vested options not exercised by a grantee shall be exercised until later of: (i) 90 days after the date when the options become exercisable, or (ii) 3 months after the date of cessation of employment or directorship, or such longer period as the Board may determine. The share option awards shall expire no more than 10 years from their grant dates (“Option Period”). If a listing is not achieved, a share option will lapse automatically upon the expiry of the Option Period.
In December 2020, the Company adopted 2020 Share Incentive Plan (the “2020 Plan”), which will become effective immediately prior to the completion of the Company’s IPO. Under the 2020 Plan, the maximum aggregate number of ordinary shares available for issuance shall initially be three percent (3%) of the ordinary shares of the Company outstanding immediately upon completion of the Company’s IPO. Subsequently, the maximum aggregate number of ordinary shares available for issuance will be increased on an annual basis on the first calendar day of the fiscal year to be the lesser of a number determined by the board of directors or one percent (1%) of the total issued and outstanding ordinary shares on the last day of the immediately preceding fiscal year. The 2020 Plan is governed by the Company’s board of directors or a designated committee and permits various types of awards to be granted to eligible persons under specific terms and vesting schedule evidenced by an award agreement.
The following table sets forth the share options activities for the six months ended June 30, 2021 and 2022:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Grant Date Fair Value	Weighted- Average Grant Date Fair Value	Weighted Average Remaining Contractual Term	Aggregate intrinsic value
		US$ per	US$ per	RMB per
		option	option	option	Years	RMB
Outstanding at January 1, 2021	7,409,599	1.32	0.47	3.28	8.89	112,024
Granted	3,659,823	2.21	2.54	16.44	—	—
Forfeited	(122,712)	0.90	0.54	3.69	—	—

Outstanding at June 30, 2021	10,946,710	1.62	1.16	7.68	8.82	99,325

Outstanding at January 1, 2022	13,102,590	1.60	1.10	7.21	8.86	12,335
Granted	2,199,826	0.65	0.35	2.22	—	—
Forfeited	(397,723)	1.32	0.68	4.40	—	—
Exercised	(66,945)	0.30	0.29	2.00	—	—

Outstanding at June 30, 2022	14,837,748	1.47	1.00	6.57	8.44	14,455

F-2

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. SHARE-BASED COMPENSATION (CONTINUED)

Fair value of share options
The fair value of options was determined using the binomial option valuation model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected volatility, the exercise multiple, the risk-free interest rate and the dividend yield. For expected volatility, the Group has made reference to historical volatility of several comparable companies in the same industry. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. The risk-free interest rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Strips plus China country risk premium with a maturity life equal to the remaining maturity life of the options as of the valuation date, sourced from Bloomberg. The dividend yield is based on our expected dividend policy over the contractual life of the options.
The assumptions used to estimate the fair value of the share options granted are as follows:

	For the six months ended June 30,
	2021	2022
Risk-free interest rate	1.09%-1.84%	1.79%-3.12%
Dividend yield	0%	0%
Expected volatility range	52.23%-52.70%	55.62%-55.94%
Exercise multiple	2.2-2.8	2.2-2.8
Contractual life	10 years	10 years
Since the exercisability was dependent upon the listing, and it was not probable that this performance condition could be achieved until a listing, no share-based compensation expense was recorded for the year ended December 31, 2019 and 2020.

Share-based compensation expenses related to share options were included in:

	For the six months ended June 30,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Research and development expenses	7,737	6,909	1,031
Administrative expenses	15,075	6,854	1,023

	22,812	13,763	2,055

(b) Restricted Shares Units
During the six months ended June 30, 2021 and 2022, the Company granted 303,030 and 479,741 restricted shares units (“RSUs”) to employees, directors and consultants under the 2020 Plan, respectively.
The Company measured the fair value of the RSUs based on the Company’s stock price on the date of the award grant. As of June 30, 2022, 1,707,575
RSUs were vested.
Share-based compensation expenses related to RSUs were
included in:

	For the six months ended June 30,
	2021	2022
	RMB	RMB	US$
			(Note 2)

Research and development expenses	—	644	96
Administrative expenses	4,063	1,191	178

	4,063	1,835	274

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. INCOME TAX EXPENSE
The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2021 and June 30, 2022. The Group estimated the effective income tax rate for the six-months ended June 30, 2021 and 2022 to be zero.
12. NET LOSS PER SHARE
Basic and diluted net loss per share for the six months ended June 30, 2021 and 2022 are calculated as follows:

	For the six months ended June 30,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Numerator:
Net loss attributable to Gracell Biotechnologies Inc.’s shareholders	(193,884)	(304,888)	(45,518)
Accretion of convertible redeemable preferred shares to redemption value	(1,989)	—	—

Net loss attributable to Gracell Biotechnologies Inc.’s ordinary shareholders	(195,873)	(304,888)	(45,518)
Denominator:
Weighted-average number of ordinary shares outstanding—basic and diluted	320,415,223	338,244,214	338,244,214
Net loss per share attributable to Gracell Biotechnologies Inc.’s ordinary shareholders—basic and diluted	(0.61)	(0.90)	(0.13)
The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	For the six months ended June 30,
	2021	2022
	shares	shares
Share options and RSUs	1,223,804	1,241,772
13. RELATED PARTY TRANSACTIONS
a) Related Parties

Name of related parties	Relationship
Unitex Capital Ltd.	An entity controlled by Founder
b) The Group had the following related party
transactions:

	For the six months ended June 30,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Professional service fees incurred
Unitex Capital Ltd (a)	1,183	6,952	1,038
Note (a): For the
six
months ended June 30, 2021 and 2022, the Group
paid RMB1,183 and RMB4,477 professional service fees to Unitex Capital Ltd, respectively.

F-

GRACELL BIOTECHNOLOGIES INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. COMMITMENTS AND CONTINGENCIES
Contingencies
The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.
15. SUBSEQUENT EVENTS
The Group evaluated subsequent events through August 15, 2022, the date these consolidated financial statements were issued.

F-3
1